UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ProtoKinetix, Incorporated

(Name of Issuer)

Common Stock, $0.0000053 par value per share

(Title of Class Securities)

743722100

(CUSIP NUMBER)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743722100

1.	NAMES OF REPORTING PERSONS Lachlan Grant Young
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 52,301,250
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 52,301,250
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,301,250
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12.	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 8 to Schedule 13G, dated February 15, 2023 (this “Amendment No. 8”), is being filed by the undersigned to amend the Schedule 13G originally filed on April 22, 2016 (the “Original 13G”), Amendment No. 1 to the Original 13G filed on January 5, 2017, Amendment No. 2 to the Original 13G filed on January 22, 2018, Amendment No. 3 to the Original 13G filed on February 18, 2019, Amendment No. 4 to the Original 13G filed on March 31, 2020, Amendment No. 5 to the Original 13G filed on August 6, 2021, Amendment No. 6 to the Original 13G filed on August 6, 2021, and Amendment No. 7 to the Original 13G filed on March 21, 2022. This Amendment No. 8 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated (“ProtoKinetix”). This Amendment No. 8 is being filed by Mr. Young pursuant to Rule 13d-2(b). Except as set forth herein, the Original 13G is unmodified.

Item 1

(a) Name of Issuer:	ProtoKinetix, Incorporated
(b) Address if Principal Executive Offices:	109 W. Main Street Dalton, OH 44618

Item 2

(a) Name of Person Filing:	Lachlan Grant Young
(b) Address of Principal Business Office:	6438 Rosebery Ave West Vancouver, BC V7W 2C6 Canada
(c) Citizenship:	Mr. Young is a citizen of Canada
(d) Title of Class of Securities	Common Stock, $0.0000053 par value per share
(e) CUSIP Number:	743722100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned: 52,301,250

(b)	Percent of class: 14.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 52,301,250[1]

	(ii)	Shared power to vote or to direct the vote 0[2]

	(iii)	Sole power to dispose or to direct the disposition of 52,301,250

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

1 Includes 10,021,250 shares of common stock held by Mr. Young; vested warrants held by Mr. Young exercisable into 6,000,000 shares of common stock; and vested options held by Mr. Young exercisable into 34,585,000 shares of common stock in accordance with Rule 13d-1.

2 Mr. Young no longer exercises control over 1,125,600 shares of common stock held by Mr. Young’s wife.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2023

By:	/s/ Lachlan Grant Young
Lachlan Grant Young